

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

Via E-mail
Michael A. Bless
Chief Executive Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

> **Re:** **Century Aluminum Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-34474**

Dear Mr. Bless:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011
Item 7. Management's Discussion and Analysis, page 31

Liquidity and Capital Resources, page 38

1. We note your disclosure on page 39 regarding your ongoing discussions with the PBGC as to whether a "cessation of operations" under ERISA has occurred at your Ravenswood facility. Please quantify, to the extent material, the estimated amount or reasonable range of additional contributions that you may be required to pay if the PBGC ultimately concludes that a cessation of operations under ERISA has occurred at Ravenswood.

Historical, page 40

2.   We note your cash flows from operating activities have significantly fluctuated from net cash provided by operating activities of $132 million in 2010 to net cash used in operating activities of $3 million in 2011. We note that you have provided a general discussion for the reasons for the change; however the specific effects of the drivers responsible for the movement are not clear. Please expand your discussion to clearly identify and quantify the underlying drivers of the significant decrease in your operating cash flows.

Notes to the Consolidated Financial Statements, page 56

14. Income Taxes, page 90

3.   We note your disclosure on page 92 states that you "have removed your election to permanently reinvest foreign earnings for 2011, 2010 and 2009." We also understand that you may have repatriated some of these earnings in order to fund the redemption of the 1.75% convertible senior notes and the share repurchase in 2011. Please confirm whether our understanding is correct and clarify why you have not recorded deferred tax liabilities in 2011 related to these undistributed foreign earnings to comply with FASB ASC paragraphs 740-30-25-17 through 19.

20. Business Segments, page 102

4.   You disclose that you operate in one reportable business segment. Please tell us how you considered FASB ASC Section 280-10-50 in identifying your operating segments and your reportable segment. Disclose the factors used to identify your reportable segment, including the basis of organization. Refer to FASB ASC paragraph 280-10-50-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining